================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  -------------
                                    FORM 11-K
                                  -------------

/x/ Annual report pursuant to Section 15(d) of the Securities Exchange Act of
    1934

For the Fiscal Year Ended December 31, 1997

                                       OR

/ / Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from                                   to

Commission file number 33-

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                            Cox Communications, Inc.
                           Savings and Investment Plan


B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                            Cox Communications, Inc.
                              1400 Lake Hearn Drive
                             Atlanta, Georgia 30319


================================================================================

                                                                         Page

ITEMS 1 AND 2

FINANCIAL STATEMENTS

INDEPENDENT AUDITORS' REPORT                                              3

FINANCIAL STATEMENTS AS OF DECEMBER 31, 1997
    AND 1996 AND FOR THE YEAR ENDED DECEMBER 31,
    1997 AND 1996:

    Statement of Net Assets Available for Benefits                        4

    Statement of Changes in Net Assets Available for Benefits             5

    Notes to Financial Statements                                         6

SUPPLEMENTAL SCHEDULES AS OF AND FOR THE
     YEAR ENDED DECEMBER 31, 1997:

     Item 27a - Schedule of Assets Held for Investment Purposes          12
     Item 27d - Schedule of Reportable Transactions                      13

Schedules required under the Employee Retirement Income Security
Act of 1974, other than the schedules listed above, are omitted because of the absence of the conditions under which they are required.

Signature                                                                14

EXHIBIT

23  Consent of Deloitte & Touche LLP                                     15

INDEPENDENT AUDITORS' REPORT


Cox Communications, Inc. Savings and Investment Plan:

We have audited the accompanying statements of net assets available for benefits of the Cox Communications, Inc. Savings and Investment Plan (the "Plan") as of December 31, 1997 and 1996, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1997 and 1996, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the Table of Contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's ("DOL") Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 ("ERISA"). These schedules are the responsibility of the Plan's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 1997 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.



/s/ Deloitte & Touche LLP
Deloitte & Touche LLP
June 26, 1998

COX COMMUNICATIONS, INC. SAVINGS AND INVESTMENT PLAN


STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 1997 AND 1996
--------------------------------------------------------------------------------

                                             1997             1996
INVESTMENTS - At fair value            $ 136,143,071      $ 105,815,513

EMPLOYEE CONTRIBUTIONS RECEIVABLE            460,268            471,526

EMPLOYER CONTRIBUTION RECEIVABLE             180,763            186,267
                                       -------------      -------------
NET ASSETS AVAILABLE FOR BENEFITS      $ 136,784,102      $ 106,473,306
                                       =============      =============

See notes to financial statements.

COX COMMUNICATIONS, INC. SAVINGS AND INVESTMENT PLAN


STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 1997 AND 1996
--------------------------------------------------------------------------------
                                                                  1997                1996
NET ASSETS AVAILABLE FOR BENEFITS - Beginning of period     $ 106,473,306        $ 79,126,856

ADDITIONS (DEDUCTIONS):
  Employee contributions                                       12,317,722          11,574,653
  Employer contributions                                        4,755,842           4,518,442
  Interest and dividends                                       12,345,436           6,802,958
  Net appreciation in fair value of investments                12,041,729           7,854,290
  Transfers from (to) other plans                              (2,832,821)          3,377,372
  Distributions to participants                                (8,317,112)         (6,781,265)
                                                             ------------         -----------

NET ASSETS AVAILABLE FOR BENEFITS - End of period           $ 136,784,102        $ 106,473,306
                                                            ==============       =============

See notes to financial statements.

COX COMMUNICATIONS, INC. SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 1997 AND 1996
--------------------------------------------------------------------------------

1.    PLAN DESCRIPTION

      The following brief description of the Cox Communications, Inc. Savings and Investment Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan Document for more complete information.

      General - The Plan was adopted by Cox Communications, Inc. (the "Company") effective February 1, 1995 to provide tax deferred savings and matching employer contributions to eligible employees.

      The Plan is a defined contribution plan subject to the provisions of ERISA. Employees are eligible for participation in the Plan after completing one year of service.

      Administration - The Plan is administered by the Cox Enterprises, Inc. Benefits Plan Committee which is responsible for overall Plan policy and the Administrative Committee which is responsible for the daily operations of the Plan. The Administrative Committee is authorized to employ agents, etc., as may be required, to carry out the provisions of the Plan. Administrative expenses, other than those related to participant loans, are charged to and paid directly by the Company. All administrative expenses related to the participant loan process are charged directly against the participant's lowest risk investment balance by Vanguard Fiduciary Trust Company ("Vanguard"), the Plan's trustee.

      Contributions - Effective July 1, 1995, all eligible participants could elect to contribute, through a payroll deduction program, an amount ranging from 1% to 15% of eligible pay up to a maximum of $9,500 in 1996 and 1997. Prior to July 1, 1995, contributions of former Times Mirror employees were limited to 12% of eligible pay. The Company contributes an amount equal to 50% of each participant's contribution, not to exceed 6% of the participant's eligible pay. Participants are automatically vested in both their employee and employer contribution accounts upon joining the Plan.

      Participant Accounts - Each participant's account is credited with the participant's contribution, the Company's matching contribution, and allocations of Plan earnings. Allocations are based on participant earnings or account balances, as defined.

      Distributions - Upon written request and approval of the Committee, participants may withdraw amounts as specified in the Plan Document from their employee contribution account if the withdrawal is necessary due to hardship.

      A participant's contributions and employer matching contributions may be withdrawn upon retirement, termination of employment, or death.

      Investment Options - During both 1997 and 1996, a participant could direct the investment of his or her account balance, including the employer match, in any of the following Vanguard managed funds: Wellington Fund, Windsor Fund, W. L. Morgan Growth Fund, Money Market Trust-Federal Portfolio, Short-term Corporate Bond Fund, Intermediate Term Corporate Bond Fund, International Growth Fund, Index-Trust Total Stock Market Portfolio, and the Cox Communications Class A Common Stock Fund. Certain former Times Mirror employees may also own interests in the Series A, Series B, or Series C Times Mirror Stock Fund; however, contributions to these funds are no longer allowed.

      Loans - Plan participants are eligible to apply for loans from their employee contribution account. The loan amount may not exceed certain limits as outlined in the Plan provisions. Interest is charged at the prime interest rate as indicated in the Wall Street Journal. Loans are secured by the account balance of the participant and are generally payable over periods not longer than five years, except for home loans which may not exceed 15 years.

2.    ACCOUNTING POLICIES

      Basis of Accounting - The accounts of the Plan are maintained, and the accompanying financial statements have been prepared, on the accrual basis of accounting.

      Valuation of Investments - Values for securities are based on the quoted net asset value (redemption value) of the respective investment company; units of participation in mutual funds are valued at quoted market prices. Values for company stock funds are based on their unit closing prices. Participant loans are valued based upon the remaining unpaid principal balance plus any accrued but unpaid interest thereon.

      Payments of Benefits - Benefit payments to participants are recorded upon distribution.

      Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of increases and decreases during the reporting period. Actual results could differ from those estimates.

3.    SEPARATE FUND INFORMATION

     Significant components of the changes in net assets for the years ended December 31, 1997 and 1996 as allocated to the separate investment funds are as follows:

                                         Cox
                                    Communications       Times          Times         Times
                                       Class A          Mirror          Mirror        Mirror
                                       Common            Stock          Stock         Stock          Vanguard       Vanguard
                                        Stock          Series A        Series B      Series C       Wellington       Windsor
                  1997                  Fund             Fund            Fund          Fund            Fund           Fund
Employee contributions             $   916,636                                                    $ 1,778,355     $ 3,778,259

Employer contributions                 361,054                                                      1,414,625       1,001,170

Interest and dividends                             $    49,407     $     4,966     $     2,372      1,991,445       5,632,233

Net appreciation (depreciation) in
  fair value of investments          3,610,030       1,135,442          62,182          49,803      2,398,354         488,273

Distributions to participants         (311,005)       (406,709)         (9,321)        (19,969)    (1,387,109)     (1,807,159)

Transfer from (to) other plans         221,261         262,183        (373,904)                      (546,494)       (674,379)


                                                                                      Vanguard                      Vanguard
                                       Vanguard       Vanguard        Vanguard      Intermediate-    Vanguard     Index Trust -
                                     W. L. Morgan   Money Market     Short-Term         Term       International  Total Stock
                                       Growth      Trust-Federal     Corporate       Corporate        Growth         Market
                  1997                  Fund         Portfolio          Bond            Bond         Portfolio     Portfolio
Employee contributions             $ 2,445,931     $   729,411     $   913,932     $   196,105    $   738,075     $   832,276

Employer contributions                 712,216         188,675         412,468          79,055        274,012         318,071

Interest and dividends               2,547,209         575,328         516,080          40,016        213,363         296,344

Net appreciation (depreciation) in
  fair value of investments          1,786,266                          49,977          16,433        (11,879)      2,456,848

Distributions to participants       (1,136,815)       (999,039)       (624,287)        (64,446)      (412,295)       (745,851)

Transfer from (to) other plans        (472,449)       (313,366)       (181,150)         (4,763)      (227,392)       (400,684)


                                         Cox
                                    Communications       Times          Times         Times
                                       Class A          Mirror          Mirror        Mirror
                                       Common            Stock          Stock         Stock          Vanguard       Vanguard
                                        Stock          Series A        Series B      Series C       Wellington       Windsor
                  1996                  Fund             Fund            Fund         Fund             Fund           Fund
Employee contributions             $   517,262                                                    $ 1,614,691     $ 3,710,874

Employer contributions                 204,527                                                      1,484,941         905,264

Interest and dividends                             $    40,156     $    18,966     $     2,045      1,387,052       2,527,538

Net appreciation (depreciation) in
  fair value of investments            735,174       1,809,037          25,989          89,918        811,044       2,103,636

Distributions to participants         (264,303)       (595,158)        (32,497)        (43,932)    (1,014,670)       (951,121)

Transfer from (to) other plans         329,236        (142,776)        (16,752)         (8,202)    11,431,878      18,107,215


                                                                                      Vanguard                      Vanguard
                                       Vanguard       Vanguard        Vanguard      Intermediate-    Vanguard     Index Trust -
                                     W. L. Morgan   Money Market     Short-Term         Term       International  Total Stock
                                       Growth      Trust-Federal     Corporate       Corporate        Growth         Market
                  1996                  Fund         Portfolio          Bond           Bond          Portfolio     Portfolio
Employee contributions             $ 2,155,676     $   762,432     $ 1,046,283     $   169,581    $   542,449     $   583,880

Employer contributions                 576,697         187,533         477,403          69,378        203,950         222,481

Interest and dividends               1,197,949         470,237         416,022          17,134        196,411         209,453

Net appreciation (depreciation) in
  fair value of investments            647,231              17        (124,234)         (1,712)       388,595       1,369,595

Distributions to participants         (445,872)     (1,066,533)       (428,836)        (13,241)      (569,589)     (1,096,708)

Transfer from (to) other plans       8,245,071       7,079,786       7,086,036         137,706      1,079,848       8,394,097


4.    INVESTMENTS

      The Plan's investments, including those representing 5% or more of the Plan's net assets, are as follows:

                                                           1997                               1996
                                               --------------------------------   --------------------------------
                                                 Number of          Fair            Number of          Fair
                                                Shares/Units       Value           Shares/Units       Value
Cox Communications Class A
  Common Stock Fund                                440,446    $   8,932,254           316,736    $   3,721,642
Times Mirror Stock Series A Fund                   288,719        5,237,357           326,064        4,786,613
Times Mirror Stock Series B Fund                                                       30,422          327,337
Times Mirror Stock Series C Fund                    13,358          242,707            15,904          233,786
Vanguard Wellington Fund                           799,590       23,547,918           690,514       18,056,943
Vanguard Windsor Fund                            2,087,240       35,441,340         1,604,681       26,621,655
Vanguard W.L. Morgan Growth Fund                 1,091,955       19,152,897           824,663       12,889,480
Vanguard Money Market  Trust - Federal
  Portfolio                                     10,552,700       10,552,700        11,484,135       11,484,135
Vanguard Short-Term Corporate Bond                 806,042        8,713,319           744,442        8,002,749
Vanguard Intermediate-Term Corporate Bond           80,253          797,717            42,958          418,840
Vanguard International Growth Portfolio            306,039        5,015,982           281,058        4,626,207
Vanguard Index Trust - Total Stock
  Market Portfolio                                 511,485       11,580,033           499,011        8,867,418
Loans to participants                                             6,928,847                          5,778,708
                                                                  ----------                         ---------

                                                              $ 136,143,071                      $ 105,815,513
                                                              ==============                     =============

5.    PLAN TERMINATION

If the Plan should be terminated, the trustee would be instructed to continue and maintain separate Plan accounts for each participant to accumulate earnings and profits until distribution of benefits under the provisions of the Plan are allowable.

6.    TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated February 19, 1997 that the Plan, as then designed, was in compliance with the applicable requirement of the Internal Revenue Code ("IRC"). The Plan Administrator believes that the Plan is designed and currently being operated in compliance with the applicable requirements of the IRC.

7.    RELATED PARTY TRANSACTIONS

The Cox Communication Class A Common Stock Fund held 160,901 shares ($3,721,642 fair value) and 222,958 shares ($8,932,254 fair value) of the Company's Class A common stock at December 31, 1996 and 1997, respectively.

                             SUPPLEMENTAL SCHEDULES

                       (See Independent Auditors' Report)

COX COMMUNICATIONS, INC. SAVINGS AND INVESTMENT PLAN

ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 1997
--------------------------------------------------------------------------------

 Identity                                                                             Current
 of Issue     Description of Investment                          Cost                  Value
*Vanguard     Cox Communications Class A
                Common Stock Fund                          $   4,500,346         $   8,932,254

*Vanguard     Times Mirror Stock Series A Fund                 2,099,612             5,237,357

*Vanguard     Times Mirror Stock Series B Fund

*Vanguard     Times Mirror Stock Series C Fund                   102,577               242,707

*Vanguard     Wellington Fund                                 20,841,086            23,547,918

*Vanguard     Windsor Fund                                    33,839,583            35,441,340

*Vanguard     W.L. Morgan Growth Fund                         17,238,592            19,152,897

*Vanguard     Money Market Trust-Federal Portfolio            10,552,700            10,552,700

*Vanguard     Short-Term Corporate Bond                        8,748,381             8,713,319

*Vanguard     Intermediate-Term Corporate Bond                   782,569               797,717

*Vanguard     International Growth Portfolio                   4,908,221             5,015,982

*Vanguard     Index Trust - Total Stock Market Portfolio       8,416,969            11,580,033

*Loans to     Various (interest ranging from 6% to 11.5%,
Participants    maturities ranging from 1 to 180 months)       6,821,952             6,928,847
                                                              ----------            ----------
                                                           $ 118,852,588         $ 136,143,071
                                                           ==============        ==============

* Party-in-interest to the Plan.

COX COMMUNICATIONS, INC. SAVINGS AND INVESTMENT PLAN

ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
(TRANSACTIONS IN EXCESS OF 5% OF THE FAIR VALUE OF
THE PLAN ASSETS AS OF JANUARY 1, 1997)
YEAR ENDED DECEMBER 31, 1997

--------------------------------------------------------------------------------

  (a)                     (b)                                       (c)            (d)          (e)             (f)         (g)
                  Description of Asset                                                                    Current Value
Identity of        (Include Interest                                                                       of Asset on
  Party           Rate and Maturity in                             Purchase       Selling      Cost of     Transaction
Involved              Case of Loan)                                 Price          Price       Asset          Date         Net Gain
Series of Transactions with the Same Issuer:

Vanguard         Wellington Fund                                 $ 6,434,392                 $ 6,434,392  $ 6,434,392
Vanguard         Wellington Fund                                                $ 3,342,344    2,932,493    3,342,344  $   409,851
Vanguard         Windsor Fund                                     13,611,375                  13,611,375   13,611,375
Vanguard         Windsor Fund                                                     5,283,449    4,465,809    5,283,449      817,640
Vanguard         W.L. Morgan Growth Fund                           7,861,184                   7,861,184    7,861,184
Vanguard         W.L. Morgan Growth Fund                                          3,390,483    2,946,652    3,390,483      443,831
Vanguard         Money Market Trust-Federal Portfolio              3,488,518                   3,488,518    3,488,518
Vanguard         Money Market Trust-Federal Portfolio                             4,408,026    4,408,026    4,408,026

                                   SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the plan administrator has duly caused this Annual Report to be signed on behalf of the plan by the undersigned hereunto duly authorized.

                            COX COMMUNICATIONS, INC.
                          SAVINGS AND INVESTMENT PLAN


          By: /s/ Andrew A. Merdek              Date: June 30, 1998
              -------------------------
              Andrew A. Merdek
              COX COMMUNICATIONS, INC.
              Corporate Secretary